UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD COMPANY

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) announces to its shareholders and to the market in general that the Board of Directors, in a meeting held on this date, elected Mr. David Melcon Sanchez-Friera to fill the position of Chief Financial Officer, Investor Relations and Corporate Resources Officer, complementing the current mandate.

The Director here elected was initially appointed to the position, but his actual election and investiture were conditioned to the obtainment of permission by the Ministry of Labor and Employment, a requirement that was fully met.

With the effective election and investiture of Mr. David Melcon Sanchez-Friera, the interim exercise of the position by Mr. Amos Genish ends on this date.

The Chief Executive Officer and General Secretary and Legal Officer will continue to be exercised by the current holders: Messrs. Amos Genish and Breno Rodrigo Pacheco de Oliveira, respectively.

 São Paulo, April 08, 2016.

David Melcon Sanchez-Friera

Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 8, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director